Exhibit 10.2

MANAGEMENT SERVICES AGREEMENT

by and between

PRESTIGE SENIOR LIVING, L.L.C.

(Management Company)

and

CHP CORVALLIS-WEST HILLS OR TENANT CORP.

(Tenant)

WEST HILLS ASSISTED LIVING COMMUNITY

CORVALLIS, OREGON

MARCH 1, 2014

i

ARTICLE 4. OTHER TRANSACTIONS WITH MANAGEMENT COMPANY OR ITS AFFILIATES		24

4.1	Transactions with Management Company and Its Affiliates	24

ARTICLE 5. INSURANCE		25

5.1	Insurance	25

ARTICLE 6. REPRESENTATIONS AND WARRANTIES		25

6.1	Representations and Warranties of Tenant	25

6.2	Representation and Warranties of Management Company	26

ARTICLE 7. TERMINATION		27

7.1	Tenant Termination	27

7.2	Management Company Termination	28

7.3	Performance Termination	29

7.4	Force Majeure	29

7.5	Termination without Cause	29

7.6	Termination Upon Sale	30

7.7	Casualty/Condemnation	30

7.8	Foreclosure	30

7.9	Management Company’s Obligations After Termination or Expiration of Agreement	31

ARTICLE 8. MISCELLANEOUS COVENANTS		31

8.1	Indemnification by Tenant	31

8.2	Indemnification by Management Company	32

8.3	Additional Covenants of Management Company	32

8.4	Additional Covenants of Tenant	34

8.5	Binding Agreement	35

8.6	Relationship of Parties	35

8.7	Notices	35

ii

8.8	Entire Agreement	36

8.9	Governing Law	37

8.10	Captions and Headings	37

8.11	Non-Recourse Nature of Tenant’s Obligation	37

8.12	HIPAA Compliance	37

8.13	Additional Reports	37

8.14	Subordination	37

8.15	Operational Transfer	38

TABLE OF EXHIBITS AND SCHEDULES

A	Required Insurance

B	Approved Operating Budget and Approved Capital Budget for First Fiscal Year

C	Quarterly Certification

Schedule 1.1	Affiliated Agreements

Schedule 6.2(E)	Management Company Organizational Chart

iii

THIS MANAGEMENT SERVICES AGREEMENT, is made as of the 1st day of March, 2014 (the “Effective Date”) by and between CHP CORVALLIS-WEST HILLS OR TENANT CORP., a Delaware corporation (“Tenant”), and PRESTIGE SENIOR LIVING, L.L.C., an Oregon limited liability company (hereinafter “Management Company”).

RECITALS:

A. CHP Partners, LP (“CHP”) entered into a Purchase and Sale Agreement with West Assisted Living Community LLC, an Oregon limited liability company (“Seller”), dated as of August 21, 2013, as amended from time to time (the “Purchase and Sale Agreement”), which was assigned by CHP to CHP Corvallis-West Hills OR Owner, LLC (“Landlord”), pursuant to which Landlord has acquired fee title to that certain senior living facility known as West Hills Assisted Living Community located at 5595 SW West Hills Road, Corvallis, Oregon (the “Facility”).

B. Tenant and Landlord have entered into, or prior to the Commencement Date shall enter into, a lease agreement with respect to the Facility.

C. Effective as of the Effective Date, Tenant wishes to engage Management Company, and Management Company wishes to provide certain services to Tenant during the term of this Agreement from and after the Commencement Date, as hereinafter defined, relating to the management of the Facility, on the terms and conditions set forth herein.

NOW, THEREFORE, the parties hereto, intending to be legally bound, in consideration of the mutual provisions and covenants herein contained, agree as follows:

ARTICLE 1.

1.1 Definitions. The following terms shall have the meanings set forth below when capitalized herein:

“Adjusted NOI” means an amount equal to NOI less the FF&E Reserve Payment; provided however, the Incentive Management Fees paid in any Fiscal Year shall not be considered an Operating Expense for purposes of calculating Adjusted NOI for any such Fiscal Year.

“Administrator” means such individual employed by Management Company, at the expense of the Facility as an Operating Expense. The Administrator will be under the direct supervision of the Management Company, who is responsible for the daily operations of the Facility.

“Affiliate” means the following: two entities are “Affiliates” if

(a)	one of the entities is a Subsidiary of the other entity;

(b)	both of the entities are Subsidiaries of the same entity; or

(c)	both of the entities are Controlled by the same Person.

“Affiliated Agreement(s)” means those certain twelve (12) Management Services Agreements by and between Management Company and certain Affiliates of Tenant more particularly described on the attached Schedule 1.1.

“Agreement” means this Management Services Agreement, together with any amendments hereto entered into by the parties from time to time.

“Approved Capital Budget” has the meaning set forth in Section 2.5(e).

“Approved Operating Budget” has the meaning set forth in Section 2.5(e).

“Base Management Fee” has the meaning set forth in Section 3.1(a).

“Budget” has the meaning set forth in Section 2.5(b)(ii)(c).

“Business Day” means any day other than a Saturday, Sunday or legal holiday in the State where the Property is located.

“Capital Expenditures” means certain expenses for renovations, replacements, maintenance, alterations, improvements or renewals to the Facility that are typically classified as capital expenditures in accordance with GAAP; provided however, the parties acknowledge and agree that unit turnover costs shall not be deemed to be Capital Expenditures.

“Commencement Date” means the date Landlord acquires title to the Facility pursuant to the Purchase and Sale Agreement.

“Consumer Price Index” means the Consumer Price Index, All Urban Consumers, All Items, U.S. Cities Average, most recently announced by the US Bureau of Labor Statistics (1982-84=100) or any comparable successor index agreed upon by Tenant and Management Company. Any adjustment based upon the Consumer Price Index shall be an adjustment by the percentage change in the Consumer Price Index from one period earlier. (By way of example, the percentage change Consumer Price Index for December 2012 compared with the Consumer Price Index for December 2011, would be the appropriate percentage change for an annual adjustment to be made in January 2013.)

“Control” means:

(a)	the right to exercise, directly or indirectly, a majority of the votes which may be voted at a meeting of (i) the shareholders of the corporation, in the case of a corporation, (ii) the shareholders of the general partner, in the case of a limited partnership, or (iii) the equity holders or other voting participants of a Person that is not a corporation or limited partnership; or

(b)	the right to elect or appoint, directly or indirectly, a majority of (i) the directors of the corporation, in the case of a corporation, (ii) the directors of the general partner, in the case of a limited partnership, or (iii) a majority of the Persons who have the right to manage or supervise the management of the affairs and business of a Person that is not a corporation or limited partnership,

(c)	and “Controlled” has a corresponding meaning.

“Effective Date” has the meaning set forth in the first paragraph of this Agreement.

“Emergency and Evacuation Procedures” has the meaning set forth in Section 2.4(p).

“Excess Cash Flow” means an amount, if any, by which Adjusted NOI exceeds the Incentive Threshold.

“Facility” has the meaning set forth in Recital A of this Agreement.

“Facility Mortgage” means any mortgage or deed of trust secured by the Facility.

“Facility Operational Materials” has the meaning set forth Section 2.13.

“Facility Revenues” means for the applicable period of time the sum of “Revenues” as defined in and under each of the Affiliated Agreements and this Agreement.

“Fiscal Year” means each calendar year during the Term. The period from the Commencement Date through December 31, 2014 shall be the first Fiscal Year.

“Fixed Asset Supplies” means supply items necessary for the operation of the Facility.

“FF&E Reserve” has the meaning set forth in Section 2.7(b).

“FF&E Reserve Payment” means the amount equal to $350 multiplied by the total number of rental units in the Facility on an annual basis (but prorated for any partial Fiscal Year during the Term), and increasing on each Increase Date by three percent (3%) over the FF&E Reserve Payment for the prior year, and as may be further adjusted by Tenant and Management Company in connection with the required amounts set forth in the approved Budget pursuant to the terms of Section 2.5.

“GAAP” means generally accepted accounting principles in the United States.

“HIPAA” has the meaning set forth in Section 8.12.

“Incentive Management Fee” has the meaning set forth in Section 3.1(b).

“Incentive Threshold” means, commencing in the second Fiscal Year and continuing for the remainder of the Term, for the applicable Fiscal Year an amount equal to one hundred five percent (105%) of the agreed to Operating Budget for such Fiscal Year but less the Incentive Management Fee for such Fiscal Year.

“Increase Date” means January 1st of each Fiscal Year, commencing January 1, 2015, and continuing through the remainder of the Term.

“Inventories” means inventories as defined by GAAP and provisions in storerooms, medical supplies, other merchandise intended for sale, mechanical supplies, stationery and other expenses, supplies and similar items.

“Landlord” has the meaning set forth in Recital A of this Agreement.

“Legal Requirements” means any (i) law, code, rule, ordinance or regulation applicable to Tenant, Management Company and/or the Facility or the operation thereof; (ii) any order of any governmental authority having jurisdiction over Tenant, Management Company and/or the Facility or the operation thereof; and (iii) any law, code, rule, regulation, bulletin, decision, ruling or opinion applicable to reimbursement by Medicare, Medicaid or any other governmental healthcare program for services or items rendered by the Facility.

“Licenses” has the meaning set forth in Section 2.2.

“Management Company” has the meaning set forth in Recital A of this Agreement.

“Management Company Default” has the meaning set forth in Section 7.1.

“Management Company Expenses” means those expenses that unless otherwise approved as a part of the Budget, or otherwise approved by Tenant, that shall be paid by Management Company, without reimbursement by Tenant, including without limitation:

(i)	any expenses for Management Company’s corporate office physical plant, equipment or supplies;

(ii)	any overhead expense of Management Company incurred in its general offices or salaries of any non-Facility specific executive personnel of Management Company, but excluding Management Company personnel allocated to initiatives for the Facility such as additional marketing or special capital projects as contained in the Budget or approved in writing by the Tenant;

(iii)	salaries, wages, and expenses allocable to any personnel for activities with regard to providing in-house accounting services;

(iv)	any salaries, wages, and expenses for any corporate office personnel located at the Facility;

(v)	any computer time, equipment, payroll processing service or other expense used or incurred in processing payroll as such expense relates to non-Facility specific Management Company personnel employed by the Management Company, the books and records of the Facility or in preparing any statements or reports (other than the annual audits, tax returns and/or specialized reports required by outside agencies).

“Management Company Losses” has the meaning set forth in Section 8.1.

“Management Fees” means the Base Management Fee together with the Incentive Management Fee.

“Mortgagee” means the holder of any Facility Mortgage.

“NOI” means Revenues less Operating Expenses.

“Operating Account” has the meaning set forth in Section 2.7(a).

“Operating Expenses” means any or all, as the context requires, of the following: (i) all costs and expenses incurred in connection with the operation, management and maintenance of the Facility, including, without limitation, all administrative, financial reporting, and general expenses, expenses relating to employment of employees at the Facility (“at cost” with no additional fee or mark-up) including salaries, payroll taxes, benefits, cost of payroll, etc.; (ii) advertising and business promotion expenses; (iv) Management Fees; (v) the cost of Inventories and Fixed Asset Supplies consumed in the operation of the Facility; (vi) costs and expenses for preparation of claims and billing submissions and collection of Receivables and other monies; (vii) insurance costs; (viii) all real property and personal property taxes and assessments; (ix) those costs and expenses that are expressly identified as Operating Expenses in this Agreement; (x) budgeted costs related to accounting software fees and Management Company’s server utilization fees; (xi) costs incurred to prepare a unit for an incoming resident; (xiii) costs of maintenance and repairs not included in Capital Expenditures; (xiv) food; (xv) cost of compliance with Legal Requirements; (xvi) expenses related to the provision of services including, except to the extent billed directly to residents of the Facility, home health services; and (xvii) any other non-capital costs and expenses incurred in connection with the operation of the Facility or as are specifically provided for elsewhere in this Agreement. Operating Expenses shall not include any Management Company Expenses or deductions for interest for property debt service, or depreciation or amortization, income, taxes, franchise taxes or similar taxes, or rent payable from Tenant to Landlord pursuant to the lease for the Facility, or costs relating to the Landlord’s or Tenant’s ownership structure (all of which shall be paid directly by Landlord or Tenant, as the case may be).

“Person” means any natural person, firm, corporation, general or limited partnership, limited liability company, association, joint venture, trust, estate, Governmental Authority or other legal entity, in each case whether in its own or a representative capacity.

“Pooling Agreement” means that certain Pooling Agreement dated as of December 1, 2013, by and between Tenant, and certain of its Affiliates, and Management Company.

“Proposed Capital Budget has the meaning set forth in Section 2.5(b)(i).

“Purchase and Sale Agreement” has the meaning set forth in Recital A of this Agreement.

“Proposed Operating Budget” has the meaning set forth in Section 2.5(b)(ii).

“Receivables” means all billed and unbilled accounts receivable, trade receivables, work in progress, notes receivable and other receivables arising out of or related to the Facility.

“Revenues” means, for the applicable period of time, but without duplication, all gross revenues and receipts of every kind derived by or for the benefit of Tenant, Management Company or their affiliates from operating or causing the operation of the Facility and all departments and parts thereof, determined in accordance with GAAP for each accounting period (with the exception of any pass-through fees), including, but not limited to: income from both cash and credit transactions (after reasonable deductions for rent concessions or rebates given, paid or returned in ordinary course of obtaining Revenues, bad debt allowance, discounts for prompt or cash payments, refunds and credit card payment fees) from rental or subleasing of every kind; community fees; monthly occupancy fees; healthcare fees and ancillary service fees received pursuant to various agreements with residents of the Facility; license, lease and concession fees and rentals, off premises catering, if any, and parking; income from vending machines; proceeds, if any, from business interruption (but only to the extent it reimburses Tenant for lost income and not for additional or other expenses) or other loss of income insurance; club membership fees; income from food and beverage and catering sales; wholesale and retail sales of merchandise (other than proceeds from the sale of furnishings, fixtures and equipment no longer necessary to the operation of the Facility); and service charges, to the extent not distributed to Facility employees as gratuities; all determined in accordance with GAAP; provided, however, that Revenues shall not include the following: (i) management fees or reimbursements paid by Tenant to Management Company pursuant to this Agreement; (ii) gross receipts of revenue generated by lessees, sublessees, licensees or concessionaires and not paid to Tenant, Management Company or their affiliates; (iii) gratuities to Facility employees; (iv) federal, state or municipal excise, sales, occupancy, use or similar taxes collected directly from residents or guests of the Facility or included as part of the sales price of any goods or services; (v) proceeds of any insurance policy (except for loss of income insurance as provided above) or condemnation or other taking; (vi) any proceeds from any sale of the Facility or any other capital transaction; (vii) proceeds of any financing or refinancing of any debt encumbering the Facility or any portion thereof; (viii); proceeds from the disposition of furnishings, fixtures and equipment or any capital asset no longer necessary for the operation of the Facility; (ix) interest received or accrued with respect to amounts deposited in any operating or reserve accounts of the Facility; (x) security deposits until such time as the same are applied to current fees due for services rendered for the Facility; (xi) awards of damages, settlement proceeds and other payments received by Tenant in respect of any litigation other than litigation to collect fees due for services rendered from the Facility or otherwise compensating Tenant or Landlord for lost revenue; and (xii) payments under any policy of title insurance. Any community fees or deposits or other amounts that are refunded to a resident shall be credited against Revenues during the month in which such refunds are made, if previously included in Revenues.

“Shared Services” means costs incurred by Management Company in connection with providing services to, and allocated equitably among, senior living communities operated by Management Company or its Affiliates, which shall not include general corporate overhead. Shared Services allocated to the Facility shall be an Operating Expense to the extent set forth in the Approved Operating Budget for each Fiscal Year. Tenant shall have the right to approve, in its reasonable discretion, any increase in the Shared Services expenses at the Facility over the amount set forth in the Approved Operating Budget for Fiscal Year 2013.

“Subordinated Base Management Fee” has the meaning set forth in Section 3.2.

“Subordination Threshold” means, commencing with the second Fiscal Year, for such Fiscal Year an amount equal to ninety five percent (95%) of the agreed to Operating Budget for such Fiscal Year.

“Subsidiary” means, in respect of any Person:

(a)	any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect the majority of the board of directors of such corporation is at the time directly or indirectly owned by (i) such Person, (ii) such Person and one or more subsidiaries of such Person, or (iii) one or more subsidiaries of such Person; or

(b)	any limited or general partnership, joint venture, limited liability company or other entity as to which (i) such Person, (ii) such Person and one or more of its subsidiaries, or (iii) one or more subsidiaries of such Person owns, more than a 50% ownership, equity or similar interest or has power to direct or cause the direction of management and policies, or the power to elect the general partner or managing partner (or equivalent thereof), of such limited or general partnership, joint venture, limited liability company or other entity, as the case may be.

“Tenant” has the meaning set forth in the first paragraph of this Agreement.

“Tenant Default” has the meaning set forth in Section 7.2.

“Tenant Losses” has the meaning set forth in Section 8.2.

“Term” has the meaning set forth in Section 2.1.

“Threshold Shortfall” has the meaning set forth in Section 3.2.

1.2 Recitals. The recitals set forth above are hereby incorporated as if set forth herein in their entirety.

ARTICLE 2.

OPERATING TERMS AND APPOINTMENT AND EMPLOYMENT OF

MANAGEMENT COMPANY

2.1 Term. The term of this Agreement shall commence on the Commencement Date and shall continue for a period of ten (10) years thereafter subject to earlier termination as set forth in Article 7 hereof (the “Term”).

2.2 Employment of Management Company. Tenant hereby appoints Management Company as the sole and exclusive operator of the Facility and, in accordance with all Legal Requirements, Management Company agrees to act as the operator of the Facility. In connection therewith, Management Company shall supervise, direct and control the day to day business activities and management of the Facility and all phases of its operations in the name of and on behalf of Tenant upon the terms and conditions hereinafter stated. Management Company shall be responsible for managing the Facility and all its assets and services in a professional, competent and business-like manner, in compliance in all material respects with all Legal Requirements and the terms and provisions of this Agreement. Management Company shall, subject to compliance of Tenant with its obligations hereunder, do all things as may be reasonably required to maintain and preserve all necessary licenses, permits, authorizations, certifications and approvals to operate the Facility (collectively, the “Licenses”) so as to comply in all material respects with all applicable Legal Requirements.

2.3 Retention of Legal Ownership by Tenant. Tenant shall at all times continue to exercise legal ownership over the assets and operations of the Facility, and Management Company shall perform its responsibilities as described in this Agreement as agent to Tenant in accordance with written policies and directives adopted by Tenant. By entering into this Agreement, Tenant does not delegate to Management Company any of the powers, duties, and responsibilities vested in the Tenant by Legal Requirements, or by its Articles of Organization or Operating Agreement. Management Company will propose written policies and directives from time to time for adoption by the Tenant. Tenant, may, according to the terms of this Agreement (i) direct Management Company to implement existing policies and procedures at the Facility as approved by Management Company, (ii) consent to the adoption of policies and procedures at the Facility recommended by Management Company, or (iii) adopt as the policies and procedures of the Facility the Tenant’s own proposals as approved by Management Company, subject to any limitations stated herein. Whenever this Agreement calls for the approval of Tenant, such approval shall be expressed in writing, which may be by email, and executed by a duly authorized officer of Tenant. In the absence of any requirement for Tenant consent, then Management Company shall be entitled, to the extent permitted by Legal Requirements, to rely upon its business judgment, consistent with the terms of this Agreement and the Budget, and act accordingly as agent for the Tenant. Notwithstanding anything herein to the contrary, Tenant shall have all the requisite power and authority to operate the Facility as required by Legal Requirements.

2.4 Management Services to be Provided by Management Company. During the Term, Management Company shall, as agent and on behalf of Tenant, manage all aspects of the day-to-day operation of the Facility. In connection therewith, to the extent permitted by Legal Requirements and in accordance with the Budget, Management Company (either directly or through supervision of Management Company employees at the Facility), shall:

(a)

Select, employ, supervise, train and discharge as Facility employees, an adequate staff of housekeepers, maintenance, food service, activity, office and other employees, including an Administrator for the Facility (each of whom may be replaced, from time to time), and promote, direct, assign and discharge all such employees at Management Company’s sole discretion except as provided in the last sentence of this clause (a). All employees shall be employees of Management Company rather than of Tenant and the Tenant shall reimburse Management Company for all salary, payroll taxes and benefits, and other employment related fees and charges of all Management Company employees at the Facility. As described above, payment of amounts due to Management Company as reimbursement for the cost of employing the Management Company employees at the Facility (including salaries and benefits) will be made as Operating Expenses of the Facility, “at cost,” with no additional fee or mark-up for such expenses. Management Company hereby agrees to indemnify and hold harmless Tenant from any losses, damages, claims, expenses or other liabilities, including reasonable legal fees and court costs, arising out of or in connection with a breach or alleged breach of employment laws, regulations, or contracts wherein Management

Company is proven to have been grossly negligent or to have engaged in willful misconduct in the performance of its duties and responsibilities. Tenant hereby indemnifies Management Company against any such claims or losses including reasonable legal fees and court costs, arising out of or in connection with a breach or alleged breach of such laws, regulations or contracts wherein Management Company acts in good faith and in a non-negligent manner and in accordance with the terms and conditions of this Agreement. Management Company shall provide for and maintain a basic employee training and testing program with objective standards for all categories of employees which meets or exceeds all governmental and industry requirements for minimum levels of training and degrees of experience, and will provide at least the minimum required level of staffing for all categories of employees pursuant to Legal Requirements. Management Company shall provide for and maintain fidelity bonds and other appropriate protections with respect to any person with access to funds belonging to the Facility.

(b)	Establish general salary scales, personnel policies and appropriate employee benefits for all Management Company employees. Employee benefits may include insurance benefits, incentive plans for key employees, and holiday, vacation, personal leave and sick leave policy, consistent with the current policies of the Management Company;

(c)	Issue appropriate bills for services and materials furnished by the Facility and use its best efforts to collect Receivables and monies owed to the Facility; design and maintain customary accounting, billing, resident and collection records; and prepare and file insurance claims, and any and all other necessary or desirable applications, reports and claims related to revenue production. All rates for services provided by Tenant and for the use of the Facility, and any changes therein, shall be subject to approval through the Budget. Tenant expressly assigns, to the extent permitted by Legal Requirements, to Management Company the full right, power and authority as its agent to administer, process and collect on Tenant’s behalf and in its name, all Receivables. Tenant hereby grants Management Company the right to enforce Tenant’s rights as creditor under any contract relating to the rendering of any services at the Facility for purpose of collecting accounts receivable and monies owed to the Facility, and Management Company shall use its best efforts to collect all such Receivables and monies owed to the Facility. Any and all refunds, volume discounts, rebates, reduced rates for timely payment, or other benefits derived from business done at, on or through the Facility shall be credited to Tenant and not to Management Company;

(d)

Plan, supervise and conduct a program of regular maintenance and repair of the Facility. Management Company shall not make any additions to the Facility increasing or decreasing the square foot area, unit count, or licensed bed capacity, without the prior written approval of Tenant.

Management Company shall maintain a maintenance log of all repairs, replacements or improvements made to the Facility which are capitalized under generally accepted accounting principles;

(e)	Provide directly, or through contracts, all necessary services, food, beverages, cleaning and other supplies, equipment, furniture and furnishings for the operation and maintenance of the Facility. Unless the consent of Tenant is otherwise obtained, all contracts or agreements entered into by Management Company for the account of the Tenant shall be for a term of one (1) year or less and be less than fifty thousand and no/100 ($50,000) in expected annual compensation (or one hundred thousand and no/100 dollars ($100,000.00) in expected annual compensation provided such contract may be terminated by Tenant without fee or penalty upon no more than thirty (30) days’ notice), and shall provide for payments within the then current Budget. Notwithstanding the immediately preceding sentence, Management Company shall comply with the restrictions and requirements that relate to contracts or agreements entered into by Management Company for the account of Tenant and that are established from time to time by any Mortgagee pursuant to any Facility Mortgage (and/or related loan documents). To the extent permitted by Legal Requirements and the terms offered by vendors, Management Company will offer to the Facility the opportunity to participate in any group or volume purchasing contracts in which the Management Company may from time to time participate wherein such participation by the Facility, in the sole opinion of Management Company, is deemed to be appropriate and practical, provided that if any such group or volume purchasing contract provides for an administrative fee payable to Management Company or its Affiliates, (i) such administrative fee shall be first disclosed to Tenant before the Facility participates in such contract and (ii) Tenant shall have the right to disapprove the Facility’s participation in such contract. The Facility shall receive, pro rata if applicable, the financial benefits of any purchasing contract concessions, discounts or rebates with respect to any such contracts in which it participates. Any contracts, the expense of which is not provided for in the Budget, will be subject to the approval of the Tenant.

(f)	Administer, supervise and schedule resident and other services of the Facility as required under any residency agreement, including the provision of food, and other ancillary services;

(g)	Provide for the orderly payment of accounts payable, employee payroll, taxes, insurance premiums and all other customary obligations of the Facility, and timely file all applicable sales tax and/or personal property tax returns for the Facility;

(h)	Institute standards and procedures for admitting and discharging residents, for charging residents for services and for collecting the charges from residents or third parties;

(i)	Furnish to the Facility any and all policy manuals needed for the operation of the Facility and propose revisions to said policy manuals as is needed from time to time to assure, to the best of Management Company’s ability, that the Facility complies with all applicable Legal Requirements, provided that the foregoing does not constitute a guaranty of such compliance by Management Company. All manuals, procedures, guidelines, work product, and other materials generated by Management Company, however, are and shall remain the physical and intellectual property of Management Company and shall remain the exclusive property of Management Company even upon the expiration or termination of this Agreement;

(j)	Procure at all times the insurance set forth in Article 5 and Exhibit A by and in compliance with the terms described therein or as may be required from time to time by a Mortgagee.

(k)	Negotiate and enter into, in the name of and on behalf of Tenant, such agreements, contracts and orders on a competitive price basis as it may deem necessary or advisable for the furnishing of services, concessions and supplies for the operation and maintenance of the Facility, subject to the limitations set forth in Section 2.4(e).

(l)	Handle and settle all employee relations matters, provided however, that except as may be required by any Legal Requirements, without the prior participation and consent of Tenant, which may be withheld in its sole and absolute discretion, Management Company shall not contact, recognize, initiate or respond formally to communication with any organized labor union regarding the Facility by any means including, without limitation, execution of any instrument which recognizes any labor union with respect to Facility employees, any collective bargaining agreement, neutrality or any labor contract resulting therefrom, or voluntarily agree to collectively bargain with employees in any proposed bargaining unit at the Facility;

(m)	Assist in maintaining, and/or obtaining, all Licenses in the name of Tenant or Management Company, as applicable, required by Legal Requirements for the operation of the Facility;

(n)	Maintain an accounting and internal control system using accounts and classifications consistent with those used in similar communities and as may be directed by Tenant from time to time, including suitable books and records of control and accounts as are necessary or required in order to comply in all material respects with all Legal Requirements;

(o)	Coordinate the provision of home health care and other ancillary services to residents of the Facility as Management Company may deem reasonable, necessary or desirable in connection with the operation of the Facility; and Management Company shall contract on behalf of Tenant with such consultants or other professionals in connection with the providing and delivering such services on a competitive price basis as Management Company shall elect in its reasonable business judgment, subject to the Budget.

(p)	Prepare and present to on-site personnel written emergency and evacuation procedures for the protection, warning, and safe and timely evacuation of all residents, guests, invitees, and staff from the Facility (the “Emergency and Evacuation Procedures”). Management Company agrees to consult with insurance carrier loss prevention consultants if so required by Tenant, and to change such Emergency and Evacuation Procedures if recommended by them; provided, that the Emergency and Evacuation Procedures shall at all times comply with applicable Legal Requirements. Management Company shall take such steps as it deems appropriate to assure the proper training of the Management Company employees, and shall assure that all residents receive and are knowledgeable about such Emergency and Evacuation Procedures.

(q)	Management Company shall take such action as shall be reasonably necessary to ensure that the Facility and the operation thereof by Management Company comply in all material respects with all Legal Requirements applicable to the Facility or the operation thereof by Management Company, including any Legal Requirements applicable to assisted living communities owned by for-profit organizations. In the event the terms of this Agreement or the actions taken hereunder by Management Company or Tenant, at any time, shall fail to comply with any Legal Requirements such failure immediately shall be cured by Management Company so long as such failure is a direct result of the actions of Management Company and not due to the terms of this Agreement. Expenses incurred as the result of the failure and/or cure shall be the responsibility of Tenant. Management Company shall promptly provide to Tenant as and when received by Management Company, all notices, reports or correspondence from governmental agencies that assert deficiencies or charges against the Facility or that otherwise relate to the suspension, revocation, or any other action adverse to any approval, authorization, certificate, determination, license or permit required or necessary to own or operate the Facility.

(r)

Management Company shall take such action as may be necessary to comply promptly with any and all orders, evaluations, reports, or other Legal Requirements in all material respects, or, with Tenant’s prior consent, appeal or otherwise contest any action taken by any governmental agency against the Facility. In connection with any such appeal, Tenant shall adequately secure and protect the Management Company from loss, cost, damage or expense by bond or other means reasonably satisfactory to Management Company in order to contest by proper legal proceedings the validity of any such Legal Requirement. Notwithstanding the foregoing, Tenant shall have no obligation to secure and protect Management Company from any loss, cost, damage or expense that arises directly out of Management Company’s breach of any of its covenants under this Agreement. Tenant, after having given its written approval, shall cooperate with Management Company with regard to the contest, and Tenant shall pay all reasonable attorneys’ fees incurred with regard to the contest from the Operating Accounts. Counsel for any such contest shall be selected by Management Company and approved by Tenant. Management Company shall, at Tenant’s cost and expense, process all third party payment claims for the services provided at the Facility, including, with the consent of Tenant, the exhaustion of all applicable administrative proceedings or procedures, adjustments and denials by governmental agencies or their fiscal intermediaries as third party payors. Management Company shall take such action as may be necessary to comply promptly with any and all orders, evaluations, reports, or other requirements of any federal, state, regional, county, or municipal authority affecting the Facility or the operation thereof, and orders of the Board of Fire Underwriters or other similar bodies. Any expenses incurred for such compliance shall be the responsibility of Tenant.

(s)	To the extent modification of this Agreement is required to comply with Legal Requirements, Management Company and Tenant agree to make such modification to cause this Agreement to comply with all Legal Requirements. Expenses incurred as the result of the noncompliance, cure and/or appeal shall be the responsibility of Tenant. Management Company, however, shall not take any action under this Section so long as Management Company has been informed that Tenant is contesting, or has affirmed its intention to contest any such order or requirement, unless a failure to comply promptly with any such order or requirement would expose Management Company to civil or criminal liability. Management Company and Tenant shall promptly, and in no event more than five-days after receipt, notify each other of any and all governmental or other orders, notices, evaluations, reports or other requirements from any source which could directly or indirectly impact on the operation of the Facility

(t)	Management Company shall immediately deliver to Tenant copies of all notices received by it or received at the Facility from any Mortgagee. Tenant shall immediately deliver to Management Company copies of all notices received by Tenant from any Mortgagee that relate to a Facility Mortgage and that materially affect the Management Company’s rights or obligations under this Agreement.

(u)	Oversee all capital projects involving Capital Expenditures set forth in the Approved Capital Budget provided however that for any major capital improvement, addition, or replacement wherein the estimated cost exceeds fifty thousand and no/100 dollars ($50,000) or involves more than one contractor with whom Tenant must directly contract, the Management Company or Tenant may identify and contract with an independent consultant to provide construction planning and supervision of any such major capital improvement project or addition, or the Tenant may authorize the Management Company to provide these services on reasonable terms mutually agreed to in advance by Tenant and Management Company. Except as otherwise approved in writing by an officer or authorized representative of Tenant, all Capital Expenditures shall be made only in accordance with an Approved Capital Budget. In the event of any emergency requiring prompt action for the protection and safety of the Facility or the residents and staff therein, in which it is not practicable to obtain prior approval from the Tenant or a representative of the Tenant, Management Company shall be entitled to take any required or necessary action without Tenant’s prior approval. Management Company shall provide a report to Tenant as soon as practicable outlining the emergency situation and the actions taken.

(v)	Management Company shall establish and maintain records and procedures to account for any resident funds deposited with the Facility. One or more “Resident Trust Accounts” shall be established in accordance with the terms hereof and all disbursements therefrom and records and procedures relating thereto shall conform with the requirements of third party reimbursement, licensure and all other applicable requirements and the terms hereof.

(w)	Management Company shall maintain adequate systems and procedures governed by written policies and procedures covering all aspects of its operational and fiscal processes and sufficient to ensure that the Facility’s assets and business are safeguarded in all material respects.

2.5 Budget.

(a)	The Approved Operating Budgets and Approved Capital Budget(s) for the first Fiscal Year are attached hereto as Exhibit B.

(b)	For each Fiscal Year thereafter, Management Company shall submit to Tenant, at least 60 days prior to the beginning of such Fiscal Year during the Term, an annual budget covering the operations of, and proposed Capital Expenditures to be made with respect to, the Facility containing the following items:

(i)	A capital expenditure budget (the “Proposed Capital Budget”) setting forth, on an accrual basis, an estimate of the Capital

Expenditures to be incurred for the Facility, on a monthly basis for the next Fiscal Year. Tenant may approve or reject each proposed Capital Expenditure, except those required by Legal Requirements. All Capital Expenditures shall be paid from the FF&E Reserve. Notwithstanding anything herein to the contrary, if and as required pursuant to any Facility Mortgage, the Proposed Capital Budget shall generally provide for at least $350 per unit of Capital Expenditures for the Facility to be expended from the FF&E Reserve on a rolling twelve (12) month basis;

(ii)	An operating budget (the “Proposed Operating Budget”) setting forth, on an accrual basis, an estimate of the following items for the Facility, on a monthly basis for the next Fiscal Year:

(a)	unit occupancy;

(b)	Revenues;

(c)	Operating Expenses, including the costs for repairs and maintenance not included in Capital Expenditures, and including expenditures for advertising, promotion, and personnel training programs to be undertaken by Management Company; and

(d)	Management Fees.

(c)	Tenant shall approve or disapprove of the Proposed Operating Budget and Proposed Capital Budget in writing to Management Company, detailing the basis for disapproval, within thirty (30) days after receipt. If Tenant does not approve or disapprove of the Proposed Operating Budget or Proposed Capital Budget within such thirty (30) day period then Tenant shall be deemed to have approved the Proposed Operating Budget or Proposed Capital Budget, as applicable. If Tenant disapproves the Proposed Operating Budget or Proposed Capital Budget, Management Company will resubmit the Proposed Operating Budget or Proposed Capital Budget within fifteen (15) days after initial rejection. Tenant shall approve or disapprove any such resubmitted Proposed Operating Budget or Proposed Capital Budget within fifteen (15) days of its receipt thereof. The Tenant shall not unreasonably withhold its approval of any Proposed Operating Budget or Proposed Capital Budget submitted by the Management Company. The Operating Budget and the Capital Budget as so finally approved by Tenant shall constitute the “Approved Operating Budget” and the “Approved Capital Budget”, respectively, for purposes hereof. The Approved Operating Budget and the Approved Capital Budget shall be known collectively as the “Budget” for purposes hereof. Should the budgeting process be delayed for any reason, until such delay is resolved Management Company will operate the Facility under the prior Fiscal Year’s Budget adjusted for the change in the Consumer Price Index from the prior year, and adjusting for occupancy changes on a per resident day basis.

(d)	An Approved Operating Budget shall constitute authorization for Management Company to expend funds to operate and manage the Facility pursuant to such Approved Operating Budget, and Management Company may do so without further approval. Management Company shall use its best efforts to adhere to the Approved Operating Budget providing, however, that Management Company may exceed the Approved Operating Budget for any given month provided the excess expenditure does not exceed the greater of five percent (5%) or five thousand and no/100 dollars ($5,000.00) for each operating expense functional line item of the Approved Operating Budget and provided that aggregate Operating Expenses shall not exceed the total amount therefore set forth in the Operating Budget without Tenant approval.

(e)	If at any time circumstances indicate that the Approved Operating Budget does not properly take into account the projected needs of the Facility, Management Company shall notify Tenant of the same and shall submit to Tenant a proposed revision to the Approved Operating Budget which Tenant shall approve or disapprove within thirty (30) days after submission. If the proposed revision is disapproved by Tenant, Tenant and Management Company shall endeavor to agree on a revised Approved Operating Budget. Once and if approved, Management Company’s authority as to any revised Approved Operating Budget is the same as that authorized for the original Approved Operating Budget.

(f)	The Approved Capital Budget shall constitute authorization for Management Company to make the Capital Expenditures contemplated thereby. If Management Company believes the purchase or installation of new or replacement equipment or other capital items not contemplated by the Approved Capital Budget is or will be necessary or desirable, Management Company shall advise Tenant thereof, but shall cause such items to be purchased and installed only after obtaining the prior written authorization of Tenant. Tenant shall respond to any such written request for authorization within thirty (30) days after receipt of such request, provided, however, that any failure of Tenant to so respond shall be deemed as Tenant not authorizing the purchase or installation of the new or replacement equipment or other capital items that are the subject of the request.

2.6 Reports to Tenant.

(a)

During the Term, Management Company shall deliver to Tenant the following statements for the Facility prepared in accordance with GAAP applied consistently from period to period (which shall be certified by an officer of Management Company as being true and accurate in all material respects) by the tenth (10th) Business Day of the month, except for the Rent Roll which shall be submitted within the fifth (5th) Business Day of the month.

(i)	Balance sheet and income statement (in Microsoft Excel format or YARDI, to the extent compatible with Excel);

(ii)	Trial balance with 3 columns (balance forward, net debits/credit, and ending balance in Microsoft Excel format)

(iii)	Rent Roll;

(iv)	Report of daily census for the month;

(v)	Marketing report in a form used for such reports by the Management Company internally;

(vi)	Twelve month rolling cash flow projection;

(vii)	Detail of Management Fee calculations;

(viii)	Capital Expenditure reconciliation to the Approved Capital Budget;

(ix)	Disclosure of any material communications with regulatory agencies and state surveys;

(x)	Reconciliation Statement that sets forth any activity in the equity account of Tenant resulting from additional deposits into or withdrawals from the FF&E Reserve or the Operating Account by Tenant or one of its Affiliates;

(xi)	Most recent sales tax and personal property tax filings, if and as applicable, with the monthly reporting submittals;

(xii)	Report showing expenditures that vary from what is allocated in the Budget by the greater of five percent (5%) or five thousand and no/100 dollars ($5,000.00) with a written explanation for such variance; and

(xiii)	any other information relating to the Facility reasonably requested by Tenant.

(b)

As an Operating Expense, prepare the following reports consistent with GAAP (which reports shall be certified by an officer of Management Company as being true and accurate in all material respects) to be submitted to Tenant within ten (10) Business Days after the end of each calendar quarter (other than the item to be delivered pursuant to Section 2.6(b)(i) which is to be submitted within ten (10) Business Days after the end of each February, May, August and December);

(i)	A balance sheet reconcilement;

(ii)	Check register from the first day of the subsequent month to search for unrecorded liabilities;

(iii)	Certification executed by the CFO of Management Company in the form attached hereto as Exhibit C

(iv)	Detailed calculations of Incentive Management Fee, if any, and Subordinated Base Management Fee, if any

(v)	Management Company will cooperate in providing other reports as reasonably requested by the Tenant.

If due to extraordinary circumstances, Management Company identifies expenditures after the last day of the month which are in fact properly chargeable to that month but which are not reflected on statements submitted pursuant to this Section, Management Company shall promptly notify Tenant of said expenditures, if material. All statements required by this Section shall be prepared in accordance with GAAP.

(c)	As an Operating Expense, Management Company shall prepare the following final reports consistent with GAAP (which shall be certified by an officer of Management Company as being true and accurate in all material respects) and management status reports of the Facility, to be submitted to Tenant within seventy-five (75) days after the end of each Fiscal year:

(i)	Balance sheet and income statement;

(ii)	Revenues, Operating Expenses, and NOI, ;

(iii)	Calculations of Management Fee;

(iv)	Fixed asset additions;

(v)	Capital expense reconciliation to the Approved Capital Budget;

(vi)	Communications with any regulatory agencies; and

(vii)	Management Company will cooperate in providing other reports as reasonably requested by Tenant.

(d)	Management Company shall also provide any assistance as reasonably requested by the independent accountants for the Facility, selected by Tenant, in the preparation of audited financial statements for the Facility. Such audited financial statements shall be prepared at Tenant’s expense in accordance with GAAP and delivered to Management Company and Tenant.

(e)	Management Company shall also provide the following services related to the monthly and annual reports:

(i)	Management Company shall make available to Tenant for inspection and/or copying by Tenant upon request, all books, records and financial data relating to the Facility in Management Company’s possession. Tenant shall notify the Management Company at least five (5) Business Days in advance of such inspection and shall conduct such inspection during mutually agreeable business hours.

(ii)	Management Company shall promptly provide Tenant with copies of all findings and reports made pursuant to all licensure and/ or certification surveys conducted at the Facility, and all plans of correction submitted in response thereto and all correspondence relating to any deficiencies noted pursuant to such surveys.

(iii)	Management Company shall reasonably assist the Tenant and its accountants in preparing and delivering to any lender any required monthly and annual reports.

(iv)	Management Company will provide Tenant with a market analysis (“Annual Market Report”) on or before the time of submission of the Operating Budget, setting forth basic demographic data relating to the market area of the Facility, including, population growth, employment and unemployment levels, age and other significant demographic characteristics of the population, major employers and housing starts.

(v)	Management Company shall provide Tenant annually with information concerning any new competing community, and shall provide Tenant annually with any revisions to the Marketing Plan for the Facility, and an annual competitive analysis showing the Facility’s position in the market with a survey of pertinent data of competing communities (to the extent requested by Tenant).

2.7 Bank Accounts and Cash Balance.

(a)	Upon receipt, Management Company shall deposit all Revenues received into a separate, segregated bank account (the “Operating Account”) established in Tenant’s name at a bank approved by Tenant and Management Company, and shall supervise the disbursements from the Operating Account on behalf of Tenant of such amounts and at such times as the same are required in Management Company’s reasonable business judgment, and in accordance with the provisions of this Agreement. Management Company shall discharge such supervisory responsibilities in accordance with reasonable and customary business standards and practices. All Operating Expenses shall be paid out of the Operating Account. The Management Fees shall be paid out of the Operating Account. Tenant and Management Company shall specify the signatory or signatories of Management Company required on all checks or other documents of withdrawal submitted by Management Company on the Operating Account. Funds in the Operating Accounts shall not be commingled with any other funds controlled by Management Company, unless approved by Tenant and will be disbursed only in accordance with this Agreement and, from time to time, upon the specific instructions of Tenant. Management Company shall not withdraw any monies from the Operating Account to pay any item other than Operating Expenses permitted pursuant to the Approved Operating Budget or the Approved Capital Budget, as applicable, but specifically excluding the Management Fee and all amounts due Management Company or its affiliates pursuant to any other agreement in respect of the Facility.

(b)	Tenant shall, or Management Company shall at Tenant’s direction, establish a reserve account (the “FF&E Reserve”) at a bank approved by Management Company, such approval not to be unreasonably withheld or delayed. Each month during the Term, Management Company shall transfer into the FF&E Reserve an amount equal to one twelfth (1/12) of the FF&E Reserve Payment. Transfers into the FF&E Reserve shall be made on or before the fifteenth (15th) day of each month. Funds deposited into the FF&E Reserve shall be disbursed in accordance with the Approved Capital Budget. Management Company and Tenant or Landlord shall each be signatories on the FF&E Reserve; provided, however, Management Company’s rights as a signatory shall cease upon, and continue until the cure of, a Management Company Default.

(c)	All rights granted to Management Company under the terms of this Agreement, including the payment of Management Fees, are and shall be subordinate to the liens of lenders securing the current indebtedness of Tenant, provided, however, that any Management Fees which are not paid when due as a result of the foregoing subordination provision shall continue to accrue.

(d)	Tenant will maintain a minimum cash balance fifty thousand and NO/100 dollars ($50,000.00) in the Operating Account.

2.8 Licenses, Permits and Certification.

(a)	Management Company, as agent of Tenant, shall assist Tenant in its application for and maintenance, in Tenant’s name, of all Licenses from all governmental agencies which have jurisdiction over the Tenant and operation of the Facility.

(b)	Neither Tenant nor Management Company shall knowingly take any action or fail to take any action which could reasonably be expected to cause a governmental authority having jurisdiction over the operation of the Facility to institute any proceeding to suspend, rescind or revoke any License.

2.9 Intentionally deleted.

2.10 Quality Controls. Management Company shall activate and maintain on a continuing basis, a quality assurance program which provides objective measurements of the quality of services provided at the Facility. In connection therewith, Management Company shall utilize such techniques (e.g. resident interviews and periodic inspections) as Management Company may reasonably deem necessary to maintain the quality of the Facility.

2.11 Use of Management Company’s Personnel. Representatives of Management Company shall visit the Facility as often as Management Company deems necessary. All out-of-pocket expenses arising from travel and lodging connected with such visitations shall be borne by the Management Company, except personnel that float between properties and any travel beyond fifty (50) miles if such arrangement can be shown to reduce overall employment costs at the Facility.

2.12 Taxes. Any applicable income taxes of Tenant, any federal, state or local taxes, assessments or other governmental charges imposed on the Facility are the obligations of Tenant, not of Management Company, and all of the foregoing, with the exception of any applicable income taxes, shall be paid out of the Operating Account of the Facility. With the Tenant’s prior written consent, Management Company may, and at Tenant’s direction shall, contest the validity or amount of any such tax or imposition on the Facility in the same manner as described in Section 2.4(a) hereof. Management Company, on behalf of Tenant, shall cause all Social Security and federal and state income tax withholding and other employee taxes related to the Management Company’s employees which may be due and payable to be paid promptly from the Operating Account of the Facility before the payment of any other Operating Expenses therefrom.

2.13 Information Regarding the Facility. Management Company shall maintain and provide to Tenant, upon Tenant’s request or upon termination of this Agreement, a complete set of the following:

(a)	books and records of the Facility held by Management Company;

(b)	inventories of personal property relating to the Facility;

(c)	service contracts relating to the Facility;

(d)	all necessary records relating to the operation of the Facility and the personal property located at the Facility belonging to Tenant;

(e)	all licenses, permits, operating or occupancy certificates, employment contracts, service contracts, cooperation agreements, and transfer or transportation agreements, relating to the maintenance and operation of the Facility; and

(f)	a copy of the Management Company’s documented crisis and/or disaster communication and management plan for the Facility in form and substance required by applicable Legal Requirements.

Management Company shall be responsible for the due and proper maintenance of all items on the foregoing lists.

Management Company, upon request by the Tenant, will make available for review by Tenant at the corporate offices of Management Company, all facility operational materials, including policy and procedure manuals and standard operational materials and other similar materials. Management Company agrees to change any policy and/or procedure that violates any Legal Requirement and any other change required by Tenant, except for any change which would adversely affect the operations or the quality of care provided to residents of the Facility or which would be unreasonably burdensome to Management Company. Management Company will consider other changes recommended by Tenant for operation policies and procedures but will not be required to implement changes which are based solely on business considerations. Any and all changes in the standard Management Program of the Management Company will be documented and clearly expressed in the “Policies and Procedures Exceptions Manual” which will be maintained in the Facility. This Manual and the standard operational materials, together, will comprise the “Facility Operational Materials.”

2.14 Management Company Liability. Management Company shall act in good faith and use its best reasonable efforts to perform its obligations hereunder, but shall have no liability to Tenant for any decisions made with respect to or any actions taken or in the omission of any actions in connection with the Facility’s operations, so long as such decisions, actions or omissions were made or taken in good faith and in accordance with Section 2.4 hereof. The liability of Management Company to Tenant is limited to actual damages suffered by Tenant as a direct and proximate result of Management Company’s gross negligence or intentional misconduct in performing Management Company’s obligations under Section 2.4 herein or willful breach of this Agreement.

2.15 Tenant Liability. The liability of Tenant to Management Company is limited to actual damages suffered by Management Company, including all reasonable legal fees and costs, if any, as a direct and proximate result of any of the matters set forth in Section 8.1 hereof.

ARTICLE 3.

MANAGEMENT FEE

3.1 Management Fee. Compensation to the Management Company shall include the following:

(a)	Base Management Fee. Management Company shall receive a base management fee (the “Base Management Fee”) for each month of the Term which shall be paid to Management Company no later than fifteen (15) days following the end of such month, as follows:

(i)	From the Effective Date until December 31, 2014, the Base Management Fee shall be equal to four percent (4%) of the collected Revenues received each month;

(ii)	From the January 1, 2015 until the expiration of this Agreement or its earlier termination, the Base Management Fee shall be equal to five percent (5%) of the collected Revenues received each month; and

(iii)	Notwithstanding the foregoing, in the event that the Facility Revenues exceed the sum of the Pooled Revenues Targets of the Affected Facilities (as those terms are defined in the Pooling Agreement) on a trailing twelve month basis at any time during the Term, then the Base Management Fee shall thereafter be equal to six percent (6%) of collected Revenues received each month through the end of the Term so long as collected Revenues continue to exceed the sum of the Pooled Revenues Targets of the Affected Facilities on a trailing twelve (12) month basis.

(b)	Incentive Management Fee. Commencing January 1, 2015, Management Company shall receive fifty percent (50%) of Excess Cash Flow in any given Fiscal Year, subject to a cap of two percent (2%) of total collected Revenues (the “Incentive Management Fee”). The calculation of the Incentive Management Fee shall be measured and paid (if any) each quarter, but reconciled on an annual basis, with a final measurement done within sixty (60) days following the end of each Fiscal Year. Each Fiscal Year’s calculation shall stand alone and not accrue or accumulate from year to year. The amount of Incentive Management Fee to be paid at any quarter during a Fiscal Year will be the Incentive Management Fee earned through the expiration of the previous quarter less any Incentive Management Fee installment previously paid for the Fiscal Year being measured.

3.2 Subordination of Base Management Fee. Commencing on January 1, 2015, in the event Adjusted NOI does not equal or exceed the Subordination Threshold for any quarter in any given Fiscal Year (before funding debt service, but after Base Management Fee) (a “Threshold Shortfall”), then the lesser of the amount of (a) such Threshold Shortfall or (b) (i) fifty percent (50%) of the Base Management Fee if the Base Management Fee is calculated pursuant to Section 3.1(a)(i); (ii) forty percent (40%) of the Base Management Fee if the Base Management Fee is calculated pursuant to Section 3.1(a)(ii); or (iii) thirty three and 333/1000 percent (33.333%) of the Base Management Fee if the Base Management Fee is calculated pursuant to Section 3.1(a)(iii) (the lesser of such amounts, the “Subordinated Base Management Fee”) shall not be paid for such quarter and shall accrue through such Fiscal Year and be payable to Management Company in accordance with the terms of this Section 3.2. The calculation shall be measured each quarter and reconciled on an annual basis; notwithstanding the foregoing, however, in the event of any Threshold Shortfall for any fiscal quarter, Management Company shall pay an amount equal to the Subordinated Base Management Fee for such fiscal quarter to Tenant on or before the fifteenth (15th) day following the end of such fiscal quarter. The Subordinated Base Management Fee shall only then be payable to the Management Company within fifteen (15) days of the end of the next fiscal quarter in which, for the applicable Fiscal Year, the aggregate excess of the Adjusted NOI over the aggregate Subordination Threshold for all fiscal quarters since the Threshold Shortfall commenced has exceeded the Threshold Shortfall; provided, however, that if the Threshold Shortfall is not recouped within the Fiscal Year in which the Threshold Shortfall commenced, then such Subordinated Base Management Fee shall not be payable to the Management Company. Each Fiscal Year’s calculation shall stand alone and not accrue or accumulate from year to year. In no event shall Subordinated Base Management Fee be paid from sources other than cash flow resulting from Adjusted NOI above the Subordination Threshold. The payment of the Subordinated Base Management Fee shall occur in the same manner as the payment of the Incentive Management Fee, and shall be subject to a reconciliation on a quarterly and annual basis.

ARTICLE 4.

OTHER TRANSACTIONS WITH MANAGEMENT COMPANY OR ITS AFFILIATES

4.1 Transactions with Management Company and Its Affiliates. Notwithstanding anything else herein contained, Management Company shall not, without the prior written consent of Tenant after full disclosure by Management Company of such affiliation and interest, cause Tenant to enter into any contract with Management Company or any Affiliate thereof for services required to be provided by Management Company under this Agreement, or pay any amount to Management Company or its Affiliates, other than Management Fees described in Article 3 hereof, or reimbursement of bona fide expenses to unrelated third parties; provided however, the Parties acknowledge that Management Company desires to engage Cypress Point Ventures, L.L.C., dba Propac Pharmacy (which is an Affiliate of Management Company) pursuant to a pharmacy services agreement for the account of Tenant effective no later than September 1, 2014 (the “Propac Agreement”). Tenant shall have the right to review and approve the Propac Agreement, such approval not to be unreasonably withheld, conditioned, or delayed. In order to facilitate the entry into of the Propac Agreement, Tenant shall terminate the current pharmacy services provider(s) in accordance with the terms and conditions of the now existing pharmacy services agreement(s) for the Facility no later than September 1, 2014. The parties also acknowledge that the Management Company may also desire to contract for hospice services with Bristol Hospice and Homecare—Northwest, LLC, or one of its Affiliates (“Bristol”) for hospice services. Tenant shall have the right to review and approve the agreement with Bristol (the “Bristol Agreement”), which approval shall not be unreasonably withheld, conditioned, or delayed. Manager’s duty with respect to the negotiation, execution, delivery, administration, amendment and termination of the Propac Agreement, and any other contract entered into with an Affiliate of Management Company, shall be to act in good faith and in a commercially reasonable manner as established by applicable usages of trade and all such contracts shall be subject to terms of this Agreement and shall, unless consented to in writing by Tenant in its sole and absolute discretion, be in accordance with the Budget. Notwithstanding the foregoing, in no event shall the Propac Agreement or Bristol Agreement be for goods and/or services that (i) were previously provided by the employees of the Facility and that generated Revenue for the Facility and/or decreased Operating Expenses, or (ii) could reasonably be provided by the employees of the Facility so as to generate Revenue for the Facility and/or decrease Operating Expenses.

ARTICLE 5.

INSURANCE

5.1 Insurance. Management Company shall procure and maintain as an Operating Expense and with the prior written approval of Tenant, insurance as required and set forth in Exhibit A to this Agreement. As of the Commencement Date, Tenant or Landlord shall procure and maintain as an Operating Expense the property insurance required pursuant to this Agreement. Said property insurance shall include loss of business income (“BI”) coverage to cover the loss of income for both parties to this agreement. Management Company shall procure and maintain as an Operating Expense the Liability Insurance required as set forth in Exhibit A to this Agreement and, at its option Employment Practices Liability insurance (“EPLI”) or as may otherwise be required pursuant to this Agreement. The carrier and the amount of coverage of each policy of insurance shall be satisfactory to Tenant. Management Company shall be designated as the named insured with Tenant included as an additional insured, and/or loss payee to the extent of its interest in any liability loss payment under each insurance policy procured by Management Company. If Management Company fails to do so, Tenant or Landlord may elect, in its sole discretion, to procure and maintain as an Operating Expense some or all insurance policies required and set forth on Exhibit A, except for Management Company’s Workers’ Compensation, Employer’s Liability, and Professional Liability insurance policies, upon thirty (30) days written notice to Management Company. In the event Tenant or Landlord elects to procure directly any of the required insurance policies, then Tenant or Landlord shall be the named insured under each policy and Management Company shall be named as an additional insured.

ARTICLE 6.

REPRESENTATIONS AND WARRANTIES

6.1 Representations and Warranties of Tenant. Tenant makes the following representations and warranties which are material representations and warranties upon which Management Company relied as an inducement to enter into this Agreement:

(a)	Status of Tenant. Tenant is a corporation duly organized and validly existing in good standing under the laws of the State of Delaware; is qualified to transact business as a foreign corporation in those other jurisdictions where necessary in order to conduct its business; and has all necessary power to carry on its business as now being conducted, to operate its properties as now being operated, to carry on its contemplated business, to enter into this Agreement and to observe and perform its obligations under this Agreement.

(b)	Authority of Due Execution. Tenant has full power and authority to execute and deliver this Agreement and all related documents and to carry out the transactions contemplated herein; which actions will not with the passing of time, the giving of notice, or both, result in a default under or a breach or violation of (i) the Tenant’s Articles of Organization or Operating Agreement; or (ii) any Legal Requirement, or any Facility Mortgage, note, bond, indenture, agreement, lease, license, permit or other instrument or obligation to which Tenant is now a party or by which Tenant or any of its assets may be bound or affected. This Agreement constitutes a valid and binding obligation of Tenant, enforceable against Tenant in accordance with its terms, except to the extent that enforceability is limited by applicable bankruptcy, reorganization, insolvency, receivership or other laws of general application or equitable principles related to or affecting the enforcement of creditor’s rights.

(c)	Litigation. There is no litigation, claim, investigation, challenge or other proceeding pending or, to the knowledge of Tenant, threatened against Tenant, its properties or business which seeks to enjoin or prohibit it from entering into this Agreement.

6.2 Representation and Warranties of Management Company. Management Company makes the following representations and warranties which are material representations and warranties upon which Tenant relied as an inducement to enter this Agreement.

(a)	Status of Management Company. Management Company is a limited liability company duly organized and validly existing under the laws of the State of Oregon, and has all necessary power to carry on its business as now being conducted, to carry on its contemplated business, to enter into this Agreement and to observe and perform its terms.

(b)

Authority and Due Execution. Management Company has full power and authority to execute and to deliver this Agreement and all related documents and to carry out the transactions contemplated herein; which actions will not with the passing of time, the giving of notice, or both, result in a default under or a breach or violation of (i) Management Company’s Articles of Organization or Operating Agreement, or (ii) any Legal Requirement, or any note, bond, indenture, agreement, lease, license, permit or other instrument or obligation to which Management

Company is now a party or by which Management Company or any of its assets may be bound or affected. This Agreement constitutes a valid and binding obligation of Management Company, enforceable against Management Company in accordance with its terms, except to the extent that enforceability is limited by applicable bankruptcy, reorganization, insolvency, receivership or other laws of general application or equitable principles related to or affecting the enforcement of creditor’s rights.

(c)	Litigation. There is no litigation, claim, investigation, challenge or other proceeding pending or, to the knowledge of Management Company, threatened against Management Company, its properties or business which seeks to enjoin or prohibit it from entering into this Agreement.

(d)	Management Company is and shall at all times be an “eligible independent contractor” as defined in Section 856(d)(9) of the Internal Revenue Code of 1986, as amended from time to time (the “Code”) (and taking into account the restrictions on ownership of the Management Company by shareholders of CNL Healthcare Properties, Inc., and restrictions on ownership of CNL Healthcare Properties, Inc., by owners of the Management Company set forth in Section 856(d)(3)), and Management Company will and shall cause the Facility to be operated in such a manner so that it qualifies as a “qualified health care facility” within the meaning of Section 856(e)(6)(D) of the Code at all times. In the event that Tenant reasonably concludes that the terms of this Agreement will have any effect as to cause the rent under Tenant’s lease of the Facility to fail to qualify as “rents from real property” within the meaning of Section 856(d) of the Internal Revenue Code, Management Company hereby agrees to enter into an amendment to this Agreement as proposed by Tenant modifying such terms in such a way as to cause rent under Tenant’s lease of the Facility to so qualify as “rent from real property” in the reasonable opinion of Tenant and its counsel; provided however, no such modifications shall affect the amount of Management Fees or the practical realization of the rights and benefits of the Management Company hereunder.

(e)	Ownership of Management Company. Attached hereto as Schedule 6.2(e) is a true and accurate organizational chart depicting the ownership structure of Management Company.

ARTICLE 7.

TERMINATION

7.1 Tenant Termination. Tenant shall have the right to terminate this Agreement, without paying any termination fee or penalty, when and if one of the following events occur (hereinafter collectively referred to as “Management Company Default”), after which Tenant shall have the right, but not the obligation, to declare a termination of this Agreement in accordance with the termination protocols set forth below:

(a)	appointment of a receiver or trustee to manage the assets of Management Company;

(b)	assignment for the benefit of creditors of the assets of Management Company;

(c)	a ban on admissions to the Facility, suspension of any operating license, or termination or revocation of any license, if not corrected within five (5) Business Days, or such longer period as may be required to reinstate or otherwise make effective any license;

(d)	Management Company’s gross negligence or willful misconduct;

(e)	any voluntary act of bankruptcy by Management Company, or any involuntary bankruptcy proceeding commenced against Management Company and not dismissed within sixty days of the commencement thereof;

(f)	Management Company’s breach of any provisions of this Agreement, where such breach has not been cured within thirty (30) days after the giving of written notice of the breach (or such longer period as may reasonably be required to diligently effect such cure), specifying the nature of the breach, and complying with all provisions regarding mediation set forth herein.

(g)	Any “Management Company Default” by Management Company under an Affiliated Agreement.

7.2 Management Company Termination. Management Company shall have the right to terminate this Agreement without receiving any termination fee or payment, except as provided in Section 8.1, if and when one of the following events occur (hereinafter, a “Tenant Default”), after which Management Company shall have the right – but not the obligation – to declare a termination of this Agreement in accordance with the termination protocols set forth below:

(a)	appointment of a receiver or trustee to manage the assets of Tenant;

(b)	assignment for the benefit of creditors of the assets of Tenant, except Management Company shall agree to enter into any agreements which may be required on behalf of the Mortgagee in order for the Landlord to obtain financing, so long as the Management Fees and other amounts due to Management Company, and the rights and obligations of the Management Company set forth herein, are not materially affected;

(c)	any voluntary act of bankruptcy by Tenant, or any involuntary proceeding commenced against Tenant and not dismissed within sixty days of the commencement thereof;

(d)	failure by Tenant to pay Management Company in accordance with Article 3 hereof within ten (10) Business Days after receipt of notice from Management Company;

(e)	failure by Tenant to maintain the minimum balance required in the Facility Bank Account as required by Section 2.7(d), which failure continues for more than ten (10) Business Days after delivery of written notice of such failure from Management Company to Tenant; and/or

(f)	Tenant’s breach of any material term of this Agreement, where such breach has not been cured within thirty (30) days after the giving of written notice of the breach (or such longer period as may reasonably be required to diligently effect such cure), specifying the nature of the breach, and complying with all provisions regarding mediation set forth herein.

7.3 Performance Termination. In the event that the sum of Adjusted NOI and the Subordinated Management Fee, in any Fiscal Year, does not equal or exceed the Subordination NOI Threshold for such Fiscal Year (an “NOI Shortfall”), then the Tenant shall have the option to terminate this Agreement by providing a ninety (90) day written notice (a “Performance Termination Notice”) to the Management Company. To terminate this Agreement, Tenant must deliver a Performance Termination Notice no later than sixty (60) days following Tenant’s receipt of the annual financial reports for such Fiscal Year; provided however, that with respect to two (2) NOI Shortfalls during the Term hereof, Management Company shall have the right, but not the obligation, to cure such two (2) NOI Shortfalls within thirty (30) days of receipt of the Performance Termination Notices related to such two (2) NOI Shortfalls by making a cash payment to Tenant in an amount equal to the applicable NOI Shortfall or agreeing to subordinate the Base Management Fee in the amount of the applicable NOI Shortfall. In the event that Tenant terminates the Agreement pursuant to this Section 7.3, Tenant shall not be obligated to pay any termination fee or penalty to Management Company.

7.4 Force Majeure. Notwithstanding anything else herein contained, neither party shall have the right to terminate this Agreement as a result of any of the reasons set forth in Section 7.1(f) or in Section 7.2(f) above, if the event is caused by strikes, other labor disturbances, fires, windstorm, earthquake, arbitrary and capricious action by third party payors, war or other state of national emergency, terrorism, or acts of God, in which the negligence of the party seeking to avoid termination is not a materially contributing factor to the occurrence of such event.

7.5 Termination without Cause. Following the third anniversary of the Effective Date, Tenant shall have the right to terminate this Agreement for any reason or for no reason upon ninety (90) days prior written notice to Management Company and payment to the Management Company, upon the effective date of such termination, of an amount equal to the average of the Management Fee for the prior three (3) months multiplied by the number of months remaining in the Term.

7.6 Termination Upon Sale. Tenant has the option to terminate this Agreement in the event Landlord sells the Facility to an unaffiliated third party who does not elect to assume this Agreement, which termination shall require at least sixty (60) days prior written notice to Management Company. In such event, Tenant shall not be obligated to pay any termination fee or penalty as a result of such termination. For purposes of this Section 7.6, a change in Control of the Landlord shall constitute the sale of the Facility and, in such event, Tenant shall be entitled to terminate the Agreement pursuant to this Section 7.6.

7.7 Casualty/Condemnation. Either party has the option to terminate this Agreement without payment of termination fee or penalty upon thirty (30) days prior written notice to the other upon the occurrence of either of the following events:

(a)	The Facility or any material portion thereof is damaged or destroyed to the extent that in the written opinion of an independent architect or engineer reasonably acceptable to both parties: (1) it is not practicable or desirable to rebuild, repair or restore the Facility to its condition immediately preceding such damage within a period of six months; or (2) the conduct of normal operations of the Facility is interrupted for a period of six months or more; or

(b)	Title to the temporary use of all or substantially all of the Facility is taken under the exercise of the power of eminent domain by the government authority or person, firm or corporation acting under governmental authority which in the opinion of an independent architect or engineer reasonably acceptable to both parties, prevents or is likely to prevent the conduct of normal operations at the Facility for a period of at least six months.

(c)	If the termination occurs as a result of any of the events described in clause (a) of this Section 7.8, and if Tenant or any Affiliate thereof rebuilds, restores or otherwise rearranges the Facility and recommences operations thereof, Tenant shall give Management Company the first option to manage the Facility under the same terms, conditions and fees as provided herein.

7.8 Foreclosure. Tenant, at the direction of a lender holding a security instrument encumbering the Facility (“Lender”), or Lender, shall have the option to terminate this Agreement, without fee or penalty subject to the rights of the Management Company herein, upon ten (10) days’ prior written notice to the Management Company in connection with a foreclosure or delivery of a deed in lieu that is related to any security instrument held by Lender and encumbering the Facility, without any further obligation to the Management Company (except for any accrued management fees for previous periods which have not been paid which shall be the obligation of Tenant but not Lender).

7.9 Management Company’s Obligations After Termination or Expiration of Agreement. Upon the expiration or termination of this Agreement, Management Company shall, if requested:

(a)	deliver to Tenant, or such other person or persons designated by Tenant, copies of all books and records of the Facility and all funds in the possession of Management Company belonging to Tenant or received by Management Company pursuant to the terms of this Agreement;

(b)	assign, transfer, or convey to Tenant, or such other person or persons designated by Tenant, all service contracts and personal property relating to or used in the operation and maintenance of the Facility, except any personal property which was paid for and is owned by Management Company; and

(c)	remove, at Management Company’s expense, all signs that it may have placed at the Facility indicating that it is the Management Company of same and restore the damage resulting therefrom.

Upon any termination or the expiration pursuant to this Section, the obligations of the parties hereto (except those specified as surviving) shall cease as of the date specified in the notice of termination or the expiration date, except that Management Company shall comply with the applicable provisions of this Section and shall be entitled to receive any and all compensation which may be due Management Company hereunder through the effective date of such termination or expiration.

ARTICLE 8.

MISCELLANEOUS COVENANTS

8.1 Indemnification by Tenant. Subject to the limitations set forth in this Article 8, Tenant agrees to indemnify and hold harmless Management Company from and after the Commencement Date against and with respect to any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and reasonable attorneys’ fees and expenses, costs of litigation and costs of investigation (but not including any adjustments or credits expressly provided for in this Agreement) (together referred to as “Management Company Losses”):

(a)	resulting from any breach of a representation or warranty contained in Section 6.1 of this Agreement;

(b)	resulting from gross negligence or willful misconduct of Tenant in exercising its duties and responsibilities hereunder;

(c)	Tenant’s uncured breach of this Agreement;

(d)	arising out of or resulting from the ownership, operation, use or control of the Facility at any time during the Term, including without limitation, any and all liabilities which relate to events occurring during the Term, except for those caused by or arising out of the willful act or omission of Management Company and except to the extent subject to Management Company’s indemnity of Tenant provided in Section 8.2 below;

(e)	arising out of or resulting from any claim asserted by or on behalf of any Facility Employee for any act or omission occurring at any time during the Term, except for those caused by or arising out of the willful act or omission of Management Company and except to the extent subject to Management Company’s indemnity of Tenant provided in Section 8.2 below; or

(f)	directly arising out of Tenant’s failure to initiate Capital Expenditures previously requested by Management Company that results in personal injury of a resident of the Facility, provided that Management Company’s gross negligence or willful misconduct was not a contributing factor with respect to such injury.

8.2 Indemnification by Management Company. Subject to the limitations set forth in this Article 8, Management Company hereby agrees to indemnify and hold harmless Tenant at all times from and after the Commencement Date against and with respect to any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and reasonable attorneys’ fees and expenses, costs of litigation and costs of investigation (but not including any adjustments or credits expressly provided for in this Agreement) (“Tenant Losses”):

(a)	resulting from any breach of a representation or warranty contained in Section 6.2 of this Agreement;

(b)	resulting from gross negligence or willful misconduct of Management Company in exercising its duties and responsibilities hereunder; or

(c)	Management Company’s uncured breach of this Agreement.

8.3 Additional Covenants of Management Company. Management Company hereby makes the additional covenants set forth in this Section, which are material covenants and upon which Tenant relies as an inducement to enter into this Agreement:

(a)	Assignment. Management Company may not assign its rights and obligations hereunder without Tenant’s prior approval, such approval to be given or withheld by Tenant in its sole and absolute discretion. For purposes of this Section 8.3(a), a change in Control, whether direct or indirect, of Management Company, shall be deemed to be an effective assignment of this Agreement requiring Tenant’s prior approval.

(b)	Tenant Assignment. Management Company acknowledges and agrees that Tenant may assign its rights and obligations under this Agreement without prior approval of Management Company.

(c)

Transfer of Residents. Management Company agrees that it will not, as long as it manages for Tenant under this Agreement, without the prior written consent of the Tenant, encourage or solicit the transfer of any resident of the Facility to another facility in which Management Company has an interest which is not owned by Tenant, unless the physical or medical condition of the resident indicates that such a transfer would be appropriate and Tenant is informed in advance thereof. The Management Company may, however, freely discuss and not inhibit such a transfer when the original basis for the subject resident to be admitted to the Tenant’s Facility was to acquire temporary accommodations until a room became available in another facility where the resident prefers to live.

(d)	Non-Compete. Management Company hereby covenants and agrees that, for a period commencing on the Effective Date and ending one hundred twenty days (120) days following the expiration or earlier termination of this Agreement, Management Company shall not, and shall not cause or permit any of its Subsidiaries or any of its Affiliates (each, a “Covered Person”), to either (1) engage directly or indirectly, in any capacity, in any activities that Compete with the business of developing, owning, operating, leasing or managing a senior living facility within five (5) driving miles of the Facility or (2) specifically solicit any person who is then an employee of the Facility for employment at other facilities owned or controlled by a Covered Person. For purposes of this provision, “Compete” means (i) to, directly or indirectly, conduct, facilitate, participate or engage in, or bid for or otherwise pursue a business, whether as a principal, sole proprietor, partner, stockholder, or agent of, or consultant to or manager for, any Person or in any other capacity, or (ii) to, directly or indirectly, have any ownership interest in any Person or business which conducts, facilitates, participates or engages in, or bids for or otherwise pursues a business, whether as a principal, sole proprietor, partner, stockholder, or agent of, or consultant to or manager for, any such Person or in any other capacity, other than the ownership of less than two percent (2%) of the publicly traded equity securities of a corporation, limited liability company or limited partnership. Notwithstanding the foregoing, this Section 8.3(d) shall not apply to or in any way prohibit or restrict any existing ownership interests or operations of a Covered Person as of the Effective Date. The parties recognize and acknowledge that a breach of this Section 8.3(d) by Management Company or any of its Subsidiaries or Affiliates will cause irreparable and material loss and damage to Tenant and hereby consent to the granting by any court of competent jurisdiction of an injunction or other equitable relief, without the necessity of posting a bond, cash or otherwise, and without the necessity of actual monetary loss being proved or Tenant’s establishing the inadequacy of any remedy at law, and order that the breach or threatened breach of such provisions may be effectively restrained. The provisions of this Section 8.3(d) shall expressly survive the expiration or earlier termination of this Agreement. This provision, however, shall not apply following any termination of this Agreement arising out of Section 7.2, Section 7.6.

(e)	Non-Solicitation. Management Company agrees not to directly or indirectly solicit, divert or accept business from any person known by Management Company to be a resident or prospective resident of Tenant or any Affiliate of Tenant to the detriment of Tenant or any Affiliate of Tenant, or otherwise interfere with the relationship between Tenant or any Affiliate of Tenant and any resident or prospective resident of Tenant or any Affiliate of Tenant to the detriment of Tenant or any Affiliate of Tenant. The parties recognize and acknowledge that a breach of this Section 8.3(e) by Management Company or any of its Subsidiaries or Affiliates will cause irreparable and material loss and damage to Tenant and hereby consent to the granting by any court of competent jurisdiction of an injunction or other equitable relief, without the necessity of posting a bond, cash or otherwise, and without the necessity of actual monetary loss being proved or Tenant’s establishing the inadequacy of any remedy at law, and order that the breach or threatened breach of such provisions may be effectively restrained. The provisions of and obligations under this Section 8.3(e) shall apply throughout the Term and shall expressly survive the expiration or earlier termination of this Agreement for a period of two (2) years following such expiration or earlier termination. This provision, however, shall not apply following any termination of this Agreement arising out of Section 7.2, Section 7.6.

8.4 Additional Covenants of Tenant. Tenant hereby makes the additional covenants set forth in this Section, which are material covenants and upon which Management Company relies as an inducement to enter into this Agreement:

(a)	Tenant will cooperate with Management Company in every reasonable respect and will furnish Management Company with all information required by it for the performance of its services hereunder and will permit Management Company to examine and copy any data in the possession or control of Tenant affecting Management Company and/or operation of the Facility and will in every way cooperate with Management Company to enable Management Company to perform its services hereunder.

(b)	Tenant will examine documents submitted by Management Company and render decisions pertaining thereto, when required, promptly to avoid unreasonable delay in the progress of Management Company’s work. Tenant agrees that it will not unreasonably fail to execute and deliver all applications and other documents that may be deemed by Management Company to be necessary or proper to be executed by Tenant in connection with the Facility, subject to the limitations in this Agreement with respect to the Budget and other rights of Tenant.

(c)

Tenant acknowledges that Management Company retains all ownership and other rights in all proprietary systems, manuals, materials, trade names, branding and other information, in whatever form, developed by Management Company in the performance of its services hereunder (other than any trademarks, trade names or other intellectual property acquired by Tenant or Landlord in connection with the acquisition of the Facility), and nothing contained in this Agreement shall be construed as a license or transfer of such information either during the Term or thereafter. Upon termination of this Agreement all such proprietary systems manuals, materials and other information in whatever form shall be removed from the Facility by Management Company.

8.5 Binding Agreement. The terms, covenants, conditions, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto, their successors and assigns.

8.6 Relationship of Parties. Nothing contained in this Agreement shall constitute or be construed to be or to create a partnership, joint venture or lease between Tenant and Management Company with respect to the Facility. Management Company shall have no right or authority, express or implied, to commit or otherwise obligate Tenant in any manner whatsoever except to the extent specifically provided in this Agreement.

8.7 Notices.

(a)	If Management Company shall desire the approval of Tenant to any matter, Management Company will give written notice by mail or email to Tenant that it requests such approval, specifying in the notice the matter as to which approval is requested and reasonable detail respecting the matter. If Tenant shall not respond negatively in writing by mail or email and to the notice within 10 days after the sending thereof (unless some other period for response is specified in this Agreement), Management Company may send a second such notice in such fashion to Tenant. If Tenant shall not respond negatively in writing by mail or email to the second notice within five days after the sending thereof (unless some other period for response is specified in this Agreement), Tenant shall be deemed to have approved the matter referred to in the notice. Any provisions hereto to the contrary notwithstanding in emergency situations (as determined by Management Company), Management Company shall not be required to seek or obtain Tenant’s approval for any actions or omissions which Management Company, in its sole judgment, deems necessary or appropriate to respond to such situations, provided Management Company promptly thereafter reports such action or omission to Tenant in writing, by mail and by email.

(b)	All notices, demands and requests contemplated hereunder by either party to the other shall be in writing and shall be delivered by hand, transmitted by overnight courier or mailed, postage prepaid, registered or certified mail, return receipt requested:

(i)	To Tenant, by addressing the same to:

CHP Corvallis-West Hills OR Tenant Corp.

c/o CNL Healthcare Properties, Inc.

CNL Center at City Commons

450 South Orange Avenue, 12th Floor

Orlando, Florida 32801-3736

Attn: Holly J. Greer, Esq., SVP and General Counsel and Joseph Johnson, SVP and CFO

With a copy to:

Lowndes Drosdick Doster Kantor and Reed, P.A.

215 North Eola Drive

Post Office Box 2809

Orlando, Florida 32802-2809

Attn: William T. Dymond, Jr., Esq.

(ii)	To Management Company, by addressing the same to:

Prestige Senior Living, L.L.C.

7700 NE Parkway Drive, Suite 300

Vancouver, WA 98662

Attn: Gregory J. Vislocky, Manager

With a copy to:

Lane Powell PC

60 SW Second Avenue, Suite 2100

Portland, Oregon 97204-3158

Attn: Andrew J. Morrow, Esq.

or to such other address or to such other person as may be designated by notice given from time to time during the Term by one party to the other. Any notice hereunder shall be deemed given three (3) days after mailing, if given by mailing in the manner provided above, or on the next Business Day following the date delivered or transmitted if given by hand or overnight courier.

8.8 Entire Agreement. This Agreement contains the entire agreement between the parties hereto with respect to the subject matter and no prior oral or written, and no contemporaneous oral representations or agreements between the parties with respect to the subject matter of this Agreement shall be of force and effect. Any additions, amendments or modifications to this Agreement shall be of no force and effect unless in writing and signed by both Tenant and Management Company.

8.9 Governing Law. This Agreement has been executed and delivered in the State where the Facility is located and all of the terms and provisions hereof and the rights and obligations of the parties hereto shall be construed and enforced in accordance with the laws thereof.

8.10 Captions and Headings. The captions and headings throughout this Agreement are for convenience and reference only, and the words contained therein shall in no way be held or deemed to define, limit, describe, explain, modify, amplify or add to the interpretation, construction or meaning of any provision of or the scope or intent of this Agreement nor in any way affect this Agreement.

8.11 Non-Recourse Nature of Tenant’s Obligation. Notwithstanding anything else herein contained, the obligations of Tenant hereunder shall be limited to its interest in the Facility and the revenues thereof and Receivables and accounts related thereto, and Management Company shall have no right to proceed against any other assets of Tenant to satisfy any obligation of Tenant. No officer, director, or member of Tenant shall have any personal liability hereunder.

8.12 HIPAA Compliance. The parties agree that the services provided under this Agreement will comply in all material respects with all federal and state-mandated regulations, rules, or orders applicable to the services provided herein, including but not limited to regulations promulgated under Title II, Subtitle F of the Health Insurance Portability and Accountability Act (Public Law 104-91) (“HIPAA”).

8.13 Additional Reports. In connection with Tenant’s responsibility to maintain effective internal controls over financial reporting and the Tenant’s requirements for complying with the Sarbanes Oxley Act of 2002, Management Company hereby agrees to provide, as an Operating Expense, access and reasonable assistance as may be requested by Tenant that will allow Tenant to conduct activities necessary to satisfy its responsibilities, as previously outlined, including, without limitation, the activities stipulated by the Public Company Accounting Oversight Board in its 2004-1, or other similarly promulgated guidance by other regulatory agencies. Management Company hereby agrees to provide, at Tenant’s request and as an Operating Expense, (i) evidence of Management Company documented policies regarding “whistleblower” procedures and regarding the reporting of fraud or misstatements involving Facility financial reporting, and (ii) access for the Tenant to conduct such procedures as Tenant reasonably considers necessary to make a determination that Management Company has maintained an effective system of internal controls over financial reporting. In addition to the foregoing, Management Company shall provide Tenant with access to the books and records of the Facility in order to perform miscellaneous other internal audit procedures as deemed reasonably appropriate by Tenant. Notwithstanding the other terms, covenants and conditions of this Section 8.13, the parties acknowledge and agree that Management Company shall have no responsibility or obligation with regard to Tenant’s obligations stipulated by the Public Company Accounting Oversight Board or under the Sarbanes Oxley Act of 2002, except to comply with requests which may be made by Tenant under this Section 8.13.

8.14 Subordination. Without the consent of Management Company, Landlord or Tenant may, from time to time, directly or indirectly, create or otherwise cause to exist a mortgage, trust deed, lien, encumbrance or title retention agreement (collectively, an “Encumbrance”) upon the Facility or any part(s) or portion(s) thereof or interests therein. This

Agreement and the rights of Management Company hereunder are and at all times shall be subject and subordinate to any such Encumbrance which may now or hereafter affect the Facility or any of them and to all renewals, modifications, consolidations, replacements and extensions thereof. This Section 8.14 shall be self-operative and no further instrument of subordination shall be required; provided, however, that in confirmation of such subordination, Manager shall execute promptly any certificate or document that Landlord or Tenant, mortgagee or beneficiary may request for such purposes.

8.15 Operational Transfer. As of the date hereof, Management Company will commence operations of the Facility and Mountain West Retirement Corporation, dba Bonaventure Senior Living, an Oregon corporation (“Existing Operator”), the manager of the Facility immediately prior to the Commencement Date, will cease managing the Facility. In order to facilitate a transition of operational and financial responsibility from Existing Operator to Management Company in a manner that will ensure the continued operation of the Facility after the Commencement Date in compliance with applicable law and in a manner that does not jeopardize the health and welfare of the residents of the Facility, Management Company and Tenant hereby agree as follows:

(a)	Access to Records. Management Company shall keep and preserve all medical records and other records that Landlord obtained from Existing Operator or its affiliates for persons who were residents of the Facility for the longer of five (5) years following the delivery of such records to Landlord or Management Company, or such time as may be required by any applicable legal requirement.

(b)	Employee Matters.

(i)	Management Company acknowledges and agrees that as of the date hereof, Existing Operator has delivered to Management Company a schedule setting forth: (i) the name of each of the current Facility employees (collectively, the “Facility Employees”), (ii) each Facility Employee’s position (and corresponding job description and role) and rate of pay, (iii) both a reasonable estimate of all benefits (to include but not limited to, all health benefits and retirement benefits) that Existing Operator is obligated by all legal requirements and its employee benefit policies, to provide the Facility Employees as of the Commencement Date and (iv) Existing Operator’s liability for the Facility Employees’ vacation, sick and personal time-off as of the Commencement Date, if any, which Existing Operator shall be obligated to pay as of the Commencement Date. “Facility Employees” does not include any employees of Existing Operator (including regional and traveling personnel) who may provide services to the Facility but are not employees of the Facility, and Existing Operator personnel who may provide services to the Facility on an interim basis but are not employees of the Facility.

(ii)	To the extent that Management Company elects to employ any Facility Employees as of the Commencement Date, on the Commencement Date, Management Company shall give Existing Operator written notice of which Facility Employees Management Company will employ as of the Commencement Date. On or about the date that is sixty (60) days after the Commencement Date, Management Company shall provide Existing Operator with a list of any Facility Employees terminated after the Commencement Date, together with an indication as to whether such employees were terminated with or without cause.

(c)	Accounts Receivable. As soon as reasonably possible but not later than ten (10) business days after the Commencement Date, Tenant shall use commercially reasonable efforts to cause Existing Operator to provide Management Company with a schedule of Seller’s accounts receivable, listing by resident the amounts due as of the Commencement Date (“Seller’s Accounts Receivable”). Management Company shall do nothing to interfere with any and all rights that Seller or any of its agents or affiliates, including Existing Operator, may have in or with respect to Seller’s Accounts Receivable including but not limited to the right to collect the same and to enforce any and all of Seller’s rights with respect to Seller’s Accounts Receivable, provided, however, that the pursuit of such Seller’s Accounts Receivable by Seller or any of its agents or affiliates, including Existing Operator, does not interfere with the Management Company’s operation of the Facility.

(i)	Payments Received by Management Company. If Management Company receives any proceeds with respect to the Seller’s Accounts Receivable, Management Company will hold such proceeds in trust for Seller and shall promptly turn over those proceeds to Existing Operator without demand, offset or deduction of any kind. All amounts received by Management Company from parties with respect to whom there is an Account Receivable shall be applied in the manner specified by the payor. If there is no specification by the payor with respect to the application of such amounts, such amounts shall be applied as follows: (i) if the payment is made on or before the date that is thirty (30) days after the Commencement Date, the payment shall first be applied to the oldest indebtedness of the payor; (ii) if the payment is made after the date that is thirty (30) days after the Commencement Date and on or before the date that is ninety (90) days after the Commencement Date, such payment shall be applied first toward current amounts due, and if such payment exceeds any current amounts due, then such excess shall be applied to any past due amounts of the payor, beginning with the oldest indebtedness; and (iii) if the payment is made after the date that is ninety (90) days after the Commencement Date, such payment shall be retained by Management Company, for the benefit of Owner.

(ii)	Private Payments Received by Management Company from Discharged Residents. Any private payments received by Management Company which relate to any residents discharged from the Facility prior to the Commencement Date (the “Discharged Residents”) shall be forwarded to Existing Operator within ten (10) business days of receipt thereof together with copies of applicable remittance advices or other information received. Management Company shall use commercially reasonable efforts to direct that such Discharged Residents remit such payments directly to Existing Operator at a location other than the Facility.

(iii)	Recovery of Accounts Receivable. Nothing herein shall be deemed to limit in any way Existing Operator’s rights and remedies to recover Accounts Receivable due and owing to Seller from any payor, except that, a) in no event shall Existing Operator have the right, after the Commencement Date, to terminate any resident agreement or tenant lease or to bring any eviction or similar proceeding (or threaten to do so) in connection with exercising any rights of Seller or Existing Operator pursuant to this Section, and; b) Seller’s pursuit and rights and remedies to recover Accounts Receivable shall not interfere with Management Company’s operation of the Facility.

(iv)	Misapplied Payments. In the event the parties mutually determine in good faith that a payment described hereunder was misapplied, then the party erroneously receiving the payment shall remit the same to the party properly entitled to the payment within ten (10) business days after said determination is made.

(v)	Reports. For the ninety (90) day period following the Commencement Date or until Existing Operator receives payment of all Accounts Receivable attributable to the operation of the Facility prior to the Commencement Date, whichever is sooner, Management Company shall deliver to Seller and Tenant: (a) an accounting by the 20th calendar day of each month setting forth all accounts received by Management Company during the preceding month with respect to Accounts Receivable; and (b) copies of all remittance advice relating so such amounts received and any other reasonable supporting documentation as may be reasonably required for Seller to determine the Accounts Receivable.

(vi)	Failure to Forward Payments. Failure of either party to forward to the other any payment received by such party in accordance with the terms of this Section shall (among all other remedies allowed to them by law and this Agreement) cause the amount owed to accrue interest to interest on the amount owed at the rate per annum equal to the prime rate as set forth in the Wall Street Journal and same may be changed from time to time plus two percent (2.00%) simple interest until such payment has been made.

(d)	Removal of Signage. Immediately following the Commencement Date, Management Company shall cover up or remove all references to the name “Bonaventure”, Bonaventure’s logo or trademarks, or the registered phrase “Retirement Perfected” on Facility signage or other materials used or distributed in connection with operation of the business conducted at the Facility, including on letterhead or other correspondence, employee business cards or accounts (collectively, “Bonaventure Signage”). No later than forty-five (45) days following the Effective Date (and no later than thirty (30) days with respect to Facility buses), Management Company shall permanently remove or replace all Bonaventure Signage. Management Company’s obligation to replace Bonaventure Signage pursuant to this Section 8.15(d) shall be subject to reasonable delay caused by the need to obtain a permit in connection with replacing the Bonaventure Signage, provided that Management Company continues to diligently pursue the acquisition of such permit and takes commercially reasonable efforts to provide temporary signage during such period, where permitted pursuant to Legal Requirements.

(e)	Seller and Existing Operator Not Third Party Beneficiaries. It is expressly agreed that Seller and Existing Operator are not a third party beneficiaries of this Agreement.

(Signature Page to Follow)

IN WITNESS WHEREOF, the parties hereto have executed, sealed and delivered this Agreement through their duly authorized representatives, as of the day and year first above written.

TENANT:	CHP CORVALLIS-WEST HILLS OR TENANT CORP., a Delaware corporation

	By:	/s/ Tracey B. Bracco
	Name:	Tracey B. Bracco
	Title:	Vice President

[MANAGEMENT COMPANY’S SIGNATURE FOLLOWS]

MANAGEMENT COMPANY:	PRESTIGE SENIOR LIVING, L.L.C., an Oregon limited liability company

	By:	/s/ Gregory J. Vislocky
	Name:	Gregory J. Vislocky
	Title:	Manager

EXHIBIT A

REQUIRED INSURANCE

Intentionally Omitted

EXHIBIT B

APPROVED OPERATING BUDGET AND APPROVED CAPITAL BUDGET FOR THE

FIRST FISCAL YEAR

Intentionally Omitted

EXHIBIT C

QUARTERLY CERTIFICATION

Intentionally Omitted

SCHEDULE 1.1

Affiliated Agreements

Intentionally Omitted

SCHEDULE 6.2(E)

MANAGEMENT COMPANY ORGANIZATIONAL CHART

Intentionally Omitted